Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX REPORTS SECOND QUARTER 2019 RESULTS

MONTERREY, MEXICO, JULY 25, 2019– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, on a like-to-like basis for the ongoing operations and adjusting for foreign exchange fluctuations, consolidated net sales decreased by 3%, reaching US$3.5 billion during the second quarter of 2019 versus the comparable period in 2018. Operating EBITDA decreased by 14% on a like-to-like basis during the second quarter of 2019 to US$644 million on a year-over-year basis.

CEMEX’s Consolidated Second-Quarter 2019 Financial and Operational Highlights

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The decrease in quarterly consolidated net sales was due to lower volumes in all of our regions except for the U.S., partially offset by higher prices for our products, in local-currency terms in all of our regions.

•	Operating earnings before other expenses, net, decreased by 24%, on a like-to-like basis, in the second quarter, to US$377 million.

•	Controlling interest net income during the quarter was US$155 million, from US$376 million in the same period of 2018.

•	Operating EBITDA decreased by 14%, on a like-to-like basis, during the quarter on a year-over-year basis, to US$644 million.

•	Operating EBITDA margin during the quarter decreased to 18.3% from 20.6% in the same period in the previous year.

•	Free cash flow after maintenance capital expenditures for the quarter was US$217 million.

Fernando A. Gonzalez, Chief Executive Officer of CEMEX, said: “The second quarter was impacted by the challenging global economic environment. Weaker-than-expected industrial activity and continued trade conflicts have resulted in lower investment in several of our markets. Mexico in particular has been affected by these factors which led to lower-than-expected volumes. Adverse weather in the United States also translated into muted activity during the quarter. In contrast, we are very pleased with the favorable performance of our Europe region.

We continue our focus on pricing strategies and operating efficiencies in order to grow our EBITDA and expand our EBITDA margin. We anticipate our EBITDA generation to increase during the second half of the year, driven by expected improved government spending in Mexico, better pricing levels in addition to higher cement volumes in the US and Europe, moderation in energy headwinds, as well as higher contribution from our A Stronger CEMEX plan.”

Consolidated Corporate Results

During the second quarter of 2019, controlling interest net income was US$155 million, versus US$376 million in the same period last year.

Net debt plus perpetual notes decreased by US$185 million during the quarter.

Geographical Markets Second-Quarter 2019 Highlights

Net sales in our operations in Mexico, on a like-to-like basis, decreased 14% in the second quarter of 2019 to US$752 million. Operating EBITDA, on a like-to-like basis, declined by 25% to US$245 million in the quarter, versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$1,032 million in the second quarter of 2019, an increase of 4% from the same period in 2018. Operating EBITDA decreased by 12% to US$184 million from US$211 million in the same quarter of 2018.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$424 million during the second quarter of 2019, representing a like-to-like decrease of 3% over the same period of 2018. Operating EBITDA, on a like-to-like basis, decreased by 14% to US$93 million in the second quarter of 2019, compared to the same quarter of 2018.

In Europe, net sales for the second quarter of 2019 decreased by 2% on a like-to-like basis to US$885 million, compared to the second quarter of 2018. Operating EBITDA was US$144 million for the quarter, 16% higher than the same period last year, on a like-to-like basis.

Operations in Asia, Middle East and Africa, on a like-to-like basis, reported a 5% decline in net sales for the second quarter of 2019, to US$339 million, versus the same quarter of 2018. Operating EBITDA for the quarter was US$54 million, 6% lower, on a like-to-like basis, than the same period last year.

CEMEX is a global building materials company that provides high quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX, including the objectives under the “A Stronger CEMEX” plan, to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. Readers are urged to read this press release and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.